Mail Stop 4561

October 29, 2008

Keith S. Sherin
Chief Executive Officer
General Electric Capital Corporation
3135 Easton Turnpike
Fairfield, Connecticut

> **Re:** **General Electric Capital Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed February 20, 2008**
> **File No. 001-06461**

Dear Mr. Sherin:

We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

Sincerely,

Mike Volley
Staff Accountant